March 16, 2011

Division of Corporate Finance
United States Securities & Exchange Commission
Washington DC 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:  Staff Letter dated February 28, 2011; SEC File No. 000-53008

Dear Mr. Rosenberg:

In accordance with your request we have filed an amendment to our Forms 10-Q for the periods indicated below which correct the deficiencies noted in your letter as follows:

Form 10-Q for the Quarterly Period Ended May 31, 2010 – included the managements’ certifications required under Rule 13a-14(a)/15d-14(a) and 13a-14/15d-14; and

Forms 10-Q for the Quarterly Period Ended August 31, 2010 and November 30, 2010 – revised Exhibit 31.1 to include the entire introductory language of paragraph 4 and the language of paragraph 4 (b) of Item 601(b)(31) of Regulation S-K.

In connection with this response to the Staff comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kelly T. Hickel
Kelly T. Hickel
Chief Executive Officer

TheraBiogen Inc.
120 Wall Street, Suite 2401., New York, NY 10005
Ph: (646) 808-3095 Fax: (212) 785-3520
E-mail: info@therabiogen.com Web: www.theramaxrelief.com